January 17, 2025

VIA EDGAR

Laura Veator

Stephen Krikorian

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549-3561

Re:	SES S.A.
Draft Registration Statement on Form F-4
Submitted November 8, 2024
CIK No. 0001347408

Dear Ms. Veator and Mr. Krikorian:

On behalf of SES S.A. (the “Company”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated December 5, 2024 (the “Comment Letter”) regarding the Draft Registration Statement on Form F-4 submitted on a confidential basis by the Company on November 8, 2024 (the “Draft Registration Statement”). Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in italics are the comments contained in the Staff’s Comment Letter pertaining to the Draft Registration Statement. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below correspond to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently confidentially providing to the SEC Amendment No. 1 to the Draft Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 1”).

Presentation of Financial and Other Information, page 2

1.

When you update your registration statement to include the financial statements of SES and Intelsat for the year ended December 31, 2024, please ensure you include all the pro forma financial information required by Article 11 of Regulation S-X.

Please also ensure your pro forma financial statements describe how you will account for the Contingent Value Rights (CVRs) and the authoritative accounting literature upon which you are relying. Disclose the methodology used to value the CVR’s, the significant assumptions made, and the potential future impacts to your financial statements.

Response:

The Company acknowledges the Staff’s comment and confirms that it will file pro forma financial information required by Article 11 of Regulation S-X when it provides the financial statements for the year ended December 31, 2024 in Amendment No. 2 to the Draft Registration Statement. Such pro forma financial information will address the accounting for the CVRs, including the items identified by the Staff in its comment.

Q: Is Intelsat shareholder approval required to consummate the Acquisition?, page 4

2.

Clarify that although Intelsat shareholders are required to approve the Acquisition, Intelsat is not subject to the federal proxy rules or a public reporting company, so a shareholder’s recourse against the company may be limited under the federal securities laws.

Gibson, Dunn & Crutcher LLP

200 Park Avenue | New York, NY 10166-0193 | T: 212.351.4000 | F: 212.351.4035 | gibsondunn.com

Laura Veator

Stephen Krikorian

January 17, 2025

Response:

The Company acknowledges the Staff’s comment and has revised page 4 of Amendment No. 1 accordingly.

Q: What are the CVRs?, page 5

3.	Rather than just relying upon a cross reference, please include a brief Plain English description of what the CVRs are intended to represent.

Response:

The Company acknowledges the Staff’s comment and has revised page 5 of Amendment No. 1 accordingly.

Risks related to the Transactions, page 17

4.

Include a risk factor highlighting the fact that although the receipt of the CVRs are contingent upon the Liquidation occurring, Intelsat is not an issuer in this transaction, so a shareholder’s rights under the federal securities laws relating to the Acquisition, issuance of the CVRs and Liquidation against Intelsat or its management and directors will be limited.

Response:

The Company acknowledges the Staff’s comment and has revised page 17 and page 29 of Amendment No. 1 accordingly.

Risk Factors

SES relies on a limited number of launch providers to launch its satellites, page 34

5.

You indicate in this and the following risk factor that you are dependent upon a limited number of launch providers and a small number of satellite manufacturers. To the extent you are substantially dependent on any providers or manufacturers, please disclose the material terms of your agreements with them and file the agreements as exhibits to your registration statement. Refer to Item 21 of Form F-4 and Item 601(b)(10)(ii) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 33 of Amendment No. 1 in response to the Staff’s comment. The Company also respectfully advises the Staff, that although SES believes that its risk disclosures are appropriate with respect to the limited number of launch service providers and small number of satellite manufacturers, SES does not consider itself substantially dependent on any one of such launch service providers or manufactures.

SES’s existing contracts with its launch service providers and satellite manufacturers were entered into in the ordinary course of business and are contracts that will ordinarily accompany SES’s satellite communications business. In SES’s view, these contracts contain relatively standard terms and are non-exclusive in nature. In addition, SES believes it could eventually meet its launch and satellite manufacturing needs through other available sources if necessary, and it continues to closely monitor these markets for new entrants that present viable opportunities for collaboration and actively engages with them.

Laura Veator

Stephen Krikorian

January 17, 2025

Risks Relating to Intelsat’s Business, page 46

6.

Clarify why you have included separate risk factors relating to Intelsat’s business. The value of the securities being offered are tied to possible sales of spectrum by SES in the future, not to any monetization of spectrum by Intelsat. If retained following the addition of clarifying language, consider whether any of these risks are significant enough to warrant separate risk factors. Refer to Item 3 of Form F-4 and Item 105 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the risk factors in Amendment No. 1 have been revised and the separate Intelsat risk factors have been removed.

About the Acquisition

Overview / Background of the Transactions, page 49

7.

We note that Intelsat’s board of directors received a fairness opinion from its financial advisor in connection with the transactions. Please provide the information called for by Item 1015(b) of Regulation M-A and file the opinion as an exhibit. Refer to Items 4(b) and 21(c) of Form F-4.

Response:

The Company acknowledges the Staff’s comment regarding the inclusion of the information called for by Item 1015(b) of Regulation M-A in respect of the fairness opinion received by Intelsat’s board of directors from its financial advisor (the “Intelsat Fairness Opinion”). Pursuant to Item 4(b) of Form F-4, the information called for by Item 1015(b) of Regulation M-A is only required if a report, opinion or appraisal materially relating to the transaction is referred to in the prospectus. The Intelsat Fairness Opinion is not referred to in the prospectus, and therefore the Company respectfully advises the Staff that it believes that such information is not required by Item 4(b) of Form F-4.

SES’s Reasons for the Transactions, page 54

8.

You indicate in this section that in approving the merger with Intelsat, “the SES Board considered the strategic alternatives available to SES in the United States, Luxembourg and globally.” Please revise your discussion to identify the strategic alternatives considered by SES’ board.

Response:

The Company acknowledges the Staff’s comment and has revised page 54 of Amendment No. 1 accordingly.

Laura Veator

Stephen Krikorian

January 17, 2025

Intelsat – Management’s Discussion and Analysis of Financial Condition and Results of Operations Adjusted EBITDA Note 1, page 142

9.

Revise your disclosures to clarify the amounts associated with expenses relating to Intelsat’s employee retention incentive plans. Clarify the nature of these expenses and how they are not cash operating expenses necessary to run your business. Refer to question 100.01 of the Commission’s Non-GAAP Compliance and Disclosure Interpretations.

Response:

The Company acknowledges the Staff’s comment and has considered Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. The Company respectfully advises the staff that we have updated the registration statement to remove Intelsat’s presentation of Adjusted EBITDA.

Note 2, page 143

10.

Revise your disclosures to quantify each adjustment included in “Non-recurring and non-cash items” and clarify how these are not cash operating expenses necessary to run your business. Tell us how you considered the guidance in question 100.01 of the Commission’s Non-GAAP Compliance and Disclosure Interpretations, including that the Staff views an operating expense that occurs occasionally, including at irregular intervals, as recurring.

Response:

The Company acknowledges the Staff’s comment and has considered Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. The Company respectfully advises the staff that we have updated the registration statement to remove Intelsat’s presentation of Adjusted EBITDA.

Security Ownership of Certain Beneficial Owners and Management of SES, page 155

11.	Please disclose the natural person(s) who have voting and/or investment control over the Class A shares held by Lazard Asset Management, David A. Tepper and ATLAS Infrastructure Partners (UK) Ltd.

Response:

The Company acknowledges the Staff’s comment and has revised page 152 of the F-4 accordingly.

Financial Statements of SES S.A. - Notes to Consolidated Financial Statements

Note 2 - Summary of Material Accounting Policies

Revenue Recognition, page F-26

12.

Your disclosure indicates that for contracts in which you sell multiple goods and services, you evaluate at contract inception whether the goods and services represent separate performance obligations. Please revise your disclosures to clarify the goods and services that are sold together, the factors you considered in determining whether they represent distinct performance obligations, and how you recognize revenue for each bundle of distinct goods and services identified.

In your response, clarify how you considered the factors in paragraphs 27 through 30 of IFRS 15 in making this determination.

Response:

The Company respectfully advises the Staff that the Company has revised the disclosure on pages F-26, F-27 and F-28 to clarify the goods and services that are sold together, the factors in paragraphs 27 through 30 of IFRS 15 considered in determining whether they represent distinct performance obligations, and how the Company recognizes revenue for each bundle of distinct goods and services identified, which is as follows:

Laura Veator

Stephen Krikorian

January 17, 2025

•

The Group offers contracts for the provision of satellite capacity services, sale of equipment and a bundle of satellite capacity services, equipment, and services such as service-type warranties. Revenue is recognized separately for capacity, equipment, and services such as service-type warranties as the goods and services are separately identifiable, and the customer can benefit from the goods or services on their own or with other readily available resources.

•

For the Group’s contracts to provide satellite capacity, the Company has clarified that the increments of time can vary from hours to months. This applies whether the Company provides the satellite capacity services for a contract using a single transponder or multiple transponders, or for a contract using a single beam or multiple beams on one or several satellites. The distinct units of volume of satellite capacity for each contract are substantially the same and have the same pattern of transfer to the customer and therefore are treated as a single performance obligation.

•

When equipment is sold on a bundle basis together with other services, the Group determines the level of customization of the equipment being sold. Our customers typically may use the equipment we sell interchangeably with satellite capacity provided by the Group or other satellite operators and do not require significant integration, customization, or modification services. Such equipment is treated as a separate performance obligation from the bundle and is recognized at a point in time, when the Group transfers control of the equipment to the customer.

•

Warranties that are separately priced or offered as extended warranties lasting more than one year provide a service beyond ensuring the goods will function as expected and are considered service-type warranties. The Group treats service-type warranties as separate performance obligations and recognizes revenue on a straight-line basis over the duration of the warranty period. Using a straight-line measure of progress most faithfully depicts the Group’s performance due to the nature of the Group’s stand ready obligation during the warranty period. The Group also offers standard warranties with contract durations which are typically one year, require us to repair or replace a delivered good if it does not function as expected, and represent assurance-type warranties. Standard warranties do not represent performance obligations separate from the related equipment, and revenue related to standard warranties is recognized at the same time as the related equipment.

Deeply Subordinated Fixed Rate Resettable Securities (Perpetual Bond), page F-33

13.

Please revise your disclosures to clarify the circumstances under which coupon payments can be deferred and tell us how you considered IAS 32.AG6 in determining to classify these instruments as equity rather than liabilities. Clarify how you do not have a contractual obligation to make coupon payments.

Response:

The Company respectfully acknowledges the Staff’s comment and notes that IAS 32. AG6 states:

““Perpetual” debt instruments (such as “perpetual” bonds, debentures and capital notes) normally provide the holder with the contractual right to receive payments on account of interest at fixed dates extending into the indefinite future, either with no right to receive a return of principal or a right to a return of principal under terms that make it very unlikely or very far in the future. For example, an entity may issue a financial instrument requiring it to make annual payments in perpetuity equal to a stated interest rate of 8% applied to a stated par or principal amount of CU1,000. Assuming 8% to be the market rate of interest for the instrument when issued, the issuer assumes a contractual obligation to make a stream of future interest payments having a fair value (present value) of CU1,000 on initial recognition. The holder and issuer of the instrument have a financial asset and a financial liability, respectively.”

With respect to the Company’s Perpetual Bonds, the coupon payments can be deferred at the discretion of the Company until certain circumstances occur, and those circumstances are within the control of the Company, which could avoid delivering cash or another financial asset to settle the arrears of interest.

For these reasons, we believe the applicable IFRS guidance is that contained in Paragraphs 17 to 20 of IAS 32 and that of Paragraphs AG25 and AG26 of the Appendix, which discuss the characteristics of preference shares. We have concluded that the substance of the contractual arrangements that govern our Perpetual Bond is consistent with the guidance set forth in Paragraph AG26, and they are therefore appropriately classified as shareholders’ equity under IFRS.

Laura Veator

Stephen Krikorian

January 17, 2025

The Company has revised the disclosure on pages F-33 and F-73 of Amendment No. 1 accordingly.

The same comment applies to the Hybrid Dual-tranche Bond Offering that was settled on September 12, 2024, as disclosed on page F-91. Please revise your disclosures to clarify the maturity dates, redemption features and contractually required principal and interest payments relating to these bonds. Clarify how you will classify these instruments in your financial statements and the basis for this classification.

Response:

The Company acknowledges the Staff’s comment, and the Company expects to classify the Hybrid Dual-tranche Bond as borrowings, as the Company has a contractual obligation to redeem the securities at a set maturity date, and coupon payments, although may be deferred, become payable at a fixed date. Subject to completing the final accounting analysis, the Company will update its disclosure in respect of the Hybrid Dual-tranche Bond Offering when it provides the financial statements for the year ended December 31, 2024 in Amendment No. 2 to the Draft Registration Statement, as presented below:

EUR 1 billion Deeply Subordinated Fixed Rate Resettable Securities

On September 12, 2024, SES issued EUR 1 billion Deeply Subordinated Fixed Rate Resettable Securities on the Luxembourg Stock Exchange. The transaction is composed of a EUR 500 million 30-year Non-Call (NC) 5.25-year tranche with a first reset date on December 12, 2029 and a EUR 500 million 30-year NC 8-year tranche with a first reset date on September 12, 2032. The NC 5.25-year notes bear a coupon of 5.5% per annum and were priced at 99.473% of their nominal value, whereas the NC 8-year notes bear a coupon of 6% per annum and were priced at par. Both tranches have a final maturity date on September 12, 2054.

NC 5.25 tranche is callable at par on any date from September 12, 2029 to December 12, 2029 and on every interest payment date thereafter. This tranche bears interest at a fixed rate of 5.5% for the period until the first reset date on December 12, 2029. Thereafter, the fixed rate will reset every five years at the prevailing 5-year Midswap rate + 3.232% + step-up (when applicable). Interest is payable annually in arrears, commencing December 12, 2024.

NC 8 tranche is callable at par on any date from June 12, 2032 to September 12, 2032 and on every interest payment date thereafter. This tranche bears interest at a fixed rate of 6% for the period until the first reset date on September 12, 2032. Thereafter, the fixed rate will reset every five years at the prevailing 5-year Midswap rate + 3.586% + step-up (when applicable). Interest is payable annually in arrears, commencing September 12, 2025.

Note 11 - Earnings Per Share, page F-45

14.

Please disclose the numerator used in calculating basic and diluted earnings per share for each of your Class A and Class B shares and provide a reconciliation of these amounts to total profit or loss attributable to the parent for each period presented. Refer to paragraph 70 of IAS 33.

Response:

The Company acknowledges the Staff’s comment and has revised Note 11 on pages F-45 and F-46 of Amendment No. 1 accordingly.

Note 35 - Subsequent Events

Intelsat Acquisition, page F-91

15.	You disclose that the transaction is fully supportive of SES’s financial policy and is underpinned by expected total synergies equivalent to 85% of the total equity value of the transaction.

Please further clarify this statement, including how you determined the assumptions used to calculate the expected synergies are reasonable and supportable such that inclusion of this forward-looking information in your financial statements is appropriate.

Laura Veator

Stephen Krikorian

January 17, 2025

Response:

The Company acknowledges the Staff’s comment and has withdrawn the reference to expected synergies from Note 35 on page F-91 in Amendment No. 1.

Financial Statements of Intelsat S.A. - Notes to Consolidated Financial Statements

Note 1 - Background and Summary of Significant Accounting Policies

C-band Spectrum Clearing, page F-104

16.

Please further clarify how you determined to account for ARP receipts and reimbursable expenditures in accordance with ASC 610. In your response, clarify the specific non-financial assets that are being de-recognized, how you controlled them prior to entering into the agreement, and how control was transferred as a result of the agreement. Clarify the carrying value of the assets, if any, at the date of transfer.

Please also clarify why the estimated reimbursement payments are included in the total transaction price. In this regard, it appears these reimbursements relate to costs you have capitalized as satellites and property and equipment that you continue to control and intend to use in your operations.

Tell us how you considered accounting for the reimbursements as a reduction of the cost of these assets. Please also clarify why the reimbursements are included in income from operations while the gain on disposition of ARP rights is non-operating income.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the FCC Final Order provided for monetary incentives for fixed satellite service providers (including Intelsat) to clear the lower 300 MHz of the C-band spectrum on an accelerated basis. As background, the FCC granted Intelsat the rights to transmit (“spectrum rights”) in certain segments of electromagnetic spectrum within the U.S., under certain licenses and market access authorizations, including those granting Intelsat the right to transmit to earth from certain of its satellites in a portion of spectrum known as the “C-band.” The FCC published its Final Order (“FCC Final Order”) requiring the holders of C-band licenses or market access rights (including Intelsat) to cease using the lower 300 MHz of the C-band by December 5, 2025. To comply with the FCC Final Order, Intelsat needed to relocate customers utilizing the portion of spectrum to be surrendered to spectrum in the upper portion of the C-band. The FCC Final Order provided that the holders of C-band authorizations that take the necessary steps to clear the lower 300 MHz by earlier target dates may receive additional accelerated relocation payments (“ARPs”).

In assessing ASC 610-20, Intelsat considered whether the arrangement under the FCC Final Order would fall within the scope exceptions and noted the following: 1) the clearing of the C-band spectrum does not represent a sale to a customer in Intelsat’s ordinary course of business, and thus the arrangement is not subject to ASC 606, 2) the arrangement does not qualify as a business or a nonprofit activity, and 3) the C-band spectrum in question is not a financial asset. As a result of these considerations, Intelsat determined that the arrangement under the FCC Final Order is within the scope of, and should be accounted for under, ASC 610-20 as it represents the derecognition of a portion of Intelsat’s spectrum rights. This is consistent with Intelsat’s understanding of the Staff’s views as summarized in Intelsat’s confidential pre-clearance confirmation dated February 2021, which Intelsat endeavors to supplementally provide to the Staff upon request.

To be eligible for the ARPs per the FCC Final Order, operators must have cleared 120 MHz of spectrum (specifically, 3.7-3.8 GHz) in 46 Partial Economic Areas (“PEA”s) by December 5, 2021 and the remaining 180 MHz of spectrum (i.e., 3.8-3.98GHz) in these 46 PEAs and the full 300 MHz in the other PEAs located in the continental United States by December 5, 2023. From an accounting perspective, Intelsat’s spectrum rights are not separated from its orbital slot licenses and are included in its overall orbital slot license balance. Intelsat’s orbital slot licenses are accounted for as non-amortizable intangible assets in accordance with ASC 350. As highlighted by ASC 610-20-15-2, intangible assets meet the definition of nonfinancial assets. Thus, the orbital slot licenses covering the first 120 MHz of C-band spectrum and the orbital slot licenses covering the second 180 MHz of C-band spectrum represent the two distinct non-financial assets under this arrangement.

Laura Veator

Stephen Krikorian

January 17, 2025

As described in ASC 610-20-05-2, the term transfer is a broad term that also captures circumstances in which an entity may lose control of a non-financial asset because of termination of a contract or a government action. In Intelsat’s case, its existing orbital licenses within the lower portion of the C-band spectrum are modified once the overlay license conditions vest or the deadline passes. The C-band spectrum was being auctioned in 20 MHz units or “sub-blocks” and winners of each unit received an overlay license to that individual unit upon meeting the conditions as established in the FCC Final Order (one of which is making acceleration payments).

Derecognition of each distinct nonfinancial asset occurred at the point at which the Wireless Telecommunications Bureau validated the Certifications of Accelerated Relocation as this was the point at which Intelsat no longer had rights to the spectrum and transfer of control had occurred. Thus, the derecognition of the orbital slot licenses covering the first 120 MHz of C-band spectrum was recorded in December 2021 and the derecognition of the orbital slot licenses covering the second 180 MHz of C-band spectrum was recorded in August 2023. No amounts were removed from the carrying values of Intelsat’s non-amortizable intangible assets on the date of transfer relating to the derecognition as Intelsat’s spectrum rights are not separated from Intelsat’s orbital slot licenses and are included in its overall orbital slot license balance.

The total transaction price under the FCC Final Order consisted of the following two components as stated in Intelsat’s Transition Plan and the FCC’s Order: estimated reimbursement payments which were originally estimated to be approximately $1.7 billion, and ARPs which were originally estimated to be approximately $4.9 billion. The reimbursable relocation costs were directly related to, and were being incurred in support of, the overall clearing process and to achieve the accelerated relocation milestones. These costs did not represent separate or distinct non-financial assets and represent incremental transaction price that Intelsat expected to be entitled to, related to the underlying distinct non-financial assets, when considering the overarching principles of ASC 610-20.

Both the reimbursement payments and ARPs received upon transfer of the nonfinancial assets were considered to be variable consideration in accordance with ASC 606-10-32-6. The reimbursement payments were variable in the sense that the amounts were not ultimately final until they were submitted to the Relocation Payment Clearinghouse and approved for payment and the ultimate amount of relocation costs to be incurred was not known at inception of the clearing effort. Although there were published and estimated ranges of costs expected to be incurred by incumbent satellite operators, and Intelsat had estimated its compensable relocation costs in its Transition Plan, the reimbursement payments were ultimately contingent on the occurrence or nonoccurrence of a future event (i.e. actually incurring the cost). The ARPs were also variable as they were contingent on the occurrence or nonoccurrence of a future event (i.e. clearing of the C-band spectrum on an accelerated schedule by the stated milestone dates).

While Intelsat believes the most appropriate accounting view relating to reimbursable costs incurred is that these were ultimately associated with the transfer of C-band spectrum rights under ASC 610-20, Intelsat considered an alternative view that reimbursement payments should offset the specific costs to which they relate, similar to government grant accounting under IAS 20. Intelsat rejected that view because these costs were incurred to enable the reciprocal transfer of a valuable asset (C-band spectrum rights) for proceeds (cash). As such, Intelsat concluded that the ASC 360 and ASC 610-20 model is more appropriate. Additionally, Intelsat concluded that the C-Band expenses would be recorded as operating expenses in the statement of operations, and that the proceeds would be recorded in the same line in the statement of operations for the reimbursement payments. The gain on disposition of ARP rights is non-operating income since it is not a part of our ongoing operations and is not expected to recur.

These positions are consistent with Intelsat’s understanding of the Staff’s views as summarized in Intelsat’s confidential pre-clearance confirmation dated February 2021, which Intelsat endeavors to supplementally provide to the Staff upon request.

Laura Veator

Stephen Krikorian

January 17, 2025

Note 3 - Fresh Start Accounting

(d) Consolidated Balance Sheet, page F-119

17.

Your disclosures indicate that your fresh start accounting adjustments resulted in write downs of goodwill of $1,293 million and intangible assets of $1,245 million. Please tell us how you considered whether there were any impairment indicators present during the period you filed for bankruptcy and through the date the bankruptcy court approved the final plan.

Describe the results of any quantitative tests performed and explain any differences between valuations used for these impairment tests and the amount determined for your reorganization value.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that from the date that Intelsat commenced its Chapter 11 cases in Bankruptcy Court, May 13, 2020, through to the reorganization emergence effective date of February 23, 2022, Intelsat noted a few impairment indicators at December 31, 2020. As a result of the indicators, Intelsat proceeded to perform quantitative tests for the year ended December 2020. The results of these quantitative tests indicated an enterprise value of $6.4 billion. Intelsat noted that both the trade name and the orbital slots had a carrying value that was greater than the fair value, thus in December 2020, Intelsat recorded impairment charges to its trade name and orbital slots for $8.0 million and $138 million, respectively. The carrying value of goodwill was less than the fair value therefore Intelsat determined that goodwill was not impaired as of December 31, 2020.

On December 17, 2021, the Bankruptcy Court entered an order (docket 3894) confirming the Debtors Fourth Amended Joint Chapter 11 Plan of Reorganization (the “Plan”). On February 23, 2022, or the “Effective/ Emergence Date,” the Plan became effective pursuant to its terms and the Intelsat debtors party to the proceedings emerged from their Chapter 11 Cases (docket 4279). Per the Plan, Intelsat’s estimated range of enterprise values was between $10.25 billion and $11.75 billion, with a midpoint of $11.0 billion. This range was then used as the starting point to revalue Intelsat’s assets and liabilities.

Goodwill write-down at Fresh Start

Intelsat implemented Fresh Start Accounting as of the emergence date. Under Fresh Start Accounting, Intelsat remeasured all its assets and liabilities at fair value. Goodwill is a residual asset and the Goodwill balance recognized upon implementation of Fresh Start Accounting represents the difference between the reorganization value and the remeasured values of the company’s assets and liabilities.

Intelsat recognized certain new assets in connection with Fresh Start Accounting related to its rights to future accelerated relocation payments (the “ARP Rights”) The value of the ARP Rights was based on the expected compensation associated with the Final FCC Order for the accelerated clearing of the C-Band spectrum. The ARP Rights represented Intelsat’s entitlement to the ARPs from the FCC and these rights were recognized as a new intangible asset upon implementation of Fresh Start Accounting. The fair value of the ARP Rights was estimated to be $2,855 million and was one of the primary reasons for the reduction in the resulting residual goodwill amount at Fresh Start.

Intangible Assets write-down at Fresh Start (Orbital Slots)

A key assumption used to develop the orbital slots valuation in prior years related to the average/terminal capital expenditure. Upon emergence from bankruptcy, Intelsat noted that if the valuation of the legacy reporting unit utilized a $300M terminal capital expenditure amount (the assumption utilized in December 2020’s valuation) and a reasonable rate of return, the orbital slots would have been valued higher and would have resulted in Intelsat having an enterprise value of $12B, which was above the range of the disclosed and agreed upon range of values contained in the disclosure statement approved by the Bankruptcy Court. Therefore, Intelsat made changes to the terminal capital expenditure amount that were attributable to the following reasons:

•

The $300M capital expenditure assumption used in the terminal year for the December 2020 valuation would not be sufficient to grow the business at the estimated long-term growth rate of +2%, and the evolving landscape of the industry would require more capital expenditure to be spent to generate revenues going forward.

•

Intelsat’s management believed a $500M capital expenditure assumption in the terminal year, inclusive of maintenance capital expenditure (split as $460M for the legacy Intelsat reporting unit and $40M for Intelsat’s commercial aviation reporting unit), to be more in line with what would be needed to achieve a terminal year growth rate of 2%.

Laura Veator

Stephen Krikorian

January 17, 2025

•

Intelsat’s management also noted that the orbital slots were becoming less valuable than historical values, as middle earth orbit and lower earth orbit alternatives were making the geo-stationary orbital slots less valuable. Additionally, with more spend required to earn every incremental dollar of revenue, it was natural for the orbital slots value to drop more than other assets of the business.

•

Given that the industry has experienced a change from GEO to Low/Medium Earth Orbit (LEO and MEO, respectively), Intelsat’s management identified that given the fact that not only had they experienced more competition in the satellite industry but there was also a need for increased capital expenditure investment to support these new initiatives.

Therefore, Intelsat’s management deemed it appropriate to impair the orbital slots as a part of the intangible asset valuation.

Note 4 - Revenue Recognition, page F-127

18.

Please clarify whether the services relating to your CA contracts are sold together with equipment and installation services and how you determined that each of these represents a distinct good or service.

In your response, tell us how you considered all the factors in ASC 606-10-25-19 through 25-22, including whether you sell these goods and services separately. Revise your disclosures accordingly.

Response:

The Company acknowledges the Staff’s comment and has revised page F-127 of Amendment No.1 accordingly. Further, the Company advises the Staff that while Intelsat commercial aviation (“ICA”) offers installation as a service, it is presented as an option within the contract, thus distinct within the context of the contract. Many contracts do not include installation services as the airline either elects to perform the installation themselves or engages its own third party to perform the install, similar to the process ICA would perform if the option is elected, as installation service is not performed by internal resources.

Additionally, in the case where ICA has obtained line fit status with the Original Equipment Manufacturer (“OEM”), its equipment is installed by the aircraft OEM during the aircraft fabrication process, thus installation by ICA or the customer is not required. Based on these facts, installation service is distinct as it is both capable of being distinct and distinct in the context of the contract as required in ASC 606-10-25-19.

Equipment is also distinct as it is sold separately and separately identified as a promise within the contract. For example, ICA sells equipment to aircrafts owned by leasing companies as well as direct to aircraft OEMs, both of which do not include any connectivity or other services. Additionally, equipment sold direct to airline customers provides economic benefit to the customer through the ability to provide inflight entertainment such as movies or television shows stored within the onboard system without a need for connectivity.

Connectivity services are also sold separately and separately identified promises within the contract. Airlines always purchase these services after they have taken delivery of the equipment. For example, airline customers may purchase the equipment from OEMs as the equipment is installed through the construction of the aircraft, then procure services after taking delivery from the OEM. Similarly, airlines may take possession of aircraft that were previously equipped from prior customers that were sold or returned to a lessor, and then a new airline operator procures related services for that previously equipped aircraft.

The Company has revised Note 4 on page F-127 of Amendment No. 1 as follows:

We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. On-network services are composed primarily of services delivered on our owned network infrastructure, as well as commitments for third-party capacity, generally long-term in nature, that we

Laura Veator

Stephen Krikorian

January 17, 2025

integrate and market as part of our owned infrastructure. In the case of third-party services in support of government applications, the commitments for third-party capacity are shorter and matched to the government contracting period, and thus remain classified as off-network services. Off-network services can include transponder services and other satellite-based transmission services such as mobile satellite services (“MSS”), which are sourced from other operators, often in frequencies not available on our network. Within the category Off-Network and Other Revenues, we also include revenues from consulting and other services.

Our Intelsat CA revenue is primarily earned from providing connectivity and entertainment services and through sales of equipment. Equipment may be sold directly to airline customers or to airline OEMs for installation as the aircraft is manufactured or to other third-party customers such as aircraft lessors. In the case of OEM’s and third-party equipment customers, we do not sell connectivity or entertainment services as they are separately negotiated directly with our airline customers. Installation service, which we report within equipment revenue, is an option presented to our airline customers that we manage through a third-party service provider.

Note 8 - Goodwill and Intangibles

(b) Other Intangible Assets, page F-144

19.	Clarify how your Orbital Slot Rights were impacted by your C-band spectrum clearing and relocation activities and how you considered whether these activities resulted in impairment to these assets.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, consistent with the response to Comment #16, from an accounting perspective, Intelsat’s spectrum rights are not separated from its orbital slots and are included in its overall orbital slot balance and the C-band spectrum clearing and relocation activities did not result in an impairment to those assets.

Signatures, page II-5

20.

The registration statement must be signed by your principal accounting officer or controller. Further, any person who occupies more than one of the specified offices, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form F-4, and revise.

Response:

The Company acknowledges the Staff’s comment and has updated page II-5 accordingly. The Company will file a signed copy of the F-4 that is signed by, among others, the Company’s principal accounting officer.

*   *   *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Eric Scarazzo, of Gibson, Dunn & Crutcher LLP by telephone at (212) 351-2389 or via email at EScarazzo@gibsondunn.com.

Sincerely,

SES S.A.

By:	/s/ Sandeep Jalan
Sandeep Jalan
Chief Financial Officer